UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Subject Company)

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

69036R863

(CUSIP Number of Class of Securities)

Samuel H. Norton

Chief Executive Officer

Overseas Shipholding Group, Inc.

Two Harbor Place

302 Knights Run Avenue, Suite 1200

Tampa, Florida 33602

(813) 209-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a Copy to:

Philip Richter

Ryan Messier

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Overseas Shipholding Group, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2024 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the cash tender offer made by Seahawk MergeCo., Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the Company’s issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of May 19, 2024, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $8.50 per Share, without interest and subject to any applicable withholding taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), filed by Parent and Purchaser with the SEC on June 10, 2024. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection immediately before the heading entitled “Forward-Looking Statements”:

“Expiration of the Offer; Completion of the Merger

The Offer and withdrawal rights expired one minute past 11:59 p.m. Eastern Time on July 9, 2024. Based on the final information provided by the Depositary and Paying Agent on July 10, 2024, 47,770,076 Shares were validly tendered in the Offer and not validly withdrawn, representing approximately 66% of all outstanding Shares. As a result, the Minimum Condition has been satisfied. As the Minimum Condition and each of the other Offer Conditions have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Pursuant to a Certificate of Merger filed with the Secretary of State of the State of Delaware on July 10, 2024, Purchaser was merged with and into OSG through a merger under Section 251(h) of the DGCL, with OSG surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share not acquired in the Offer and issued and outstanding immediately prior to the Effective Time (other than Shares held by any stockholders who properly demand appraisal in connection with the Merger) was converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Parent, Purchaser, OSG or any of their respective wholly-owned subsidiaries, which Shares were cancelled at the Effective Time without any consideration delivered in exchange therefor. All Shares converted into the right to receive the Offer Price ceased to be outstanding and were automatically cancelled and ceased to exist. Following the Merger, the common stock of OSG was delisted and ceased to be traded on the NYSE.

On July 10, 2024, OSG and Parent issued a joint press release announcing the successful completion of the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(viii) and is incorporated herein by reference.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(viii)	Joint Press Release issued by the Company and Parent on July 10, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2024
Overseas Shipholding Group, Inc.

	By:	/s/ Susan Allan
	Name:	Susan Allan
	Title:	Vice President, General Counsel and Corporate Secretary